EXHIBIT 99.1
[“Risk Factors” section (pages 28-50) of the joint proxy statement/prospectus included in the Registration Statement on Form S-4/A (File No. 333-161705) filed by Jupiter Saturn Holding Company with the Securities and Exchange Commission, which was declared effective on November 9, 2009, as supplemented by the prospectus supplement filed pursuant to Rule 424(b)(3) on December 14, 2009.]
RISK FACTORS
Risks Relating to the Merger
Because the merger consideration exchange ratios are fixed, the market value of the Towers Watson common stock issued to you may be less than the value of your current Towers Perrin or Watson Wyatt securities.
          Towers Perrin security holders who receive shares in the merger will receive a fixed number of shares of Towers Watson common stock to be calculated at the merger’s closing based on the number of Towers Perrin and Watson Wyatt shares outstanding on a fully diluted basis, rather than a number of shares with a particular fixed market value (other than “Guaranteed RSU Holders” as defined and discussed in “The Merger Agreement — Conversion of Stock, Stock Options and Other Awards”). Similarly, Watson Wyatt stockholders will receive a fixed number of shares of Towers Watson Class A common stock (on a one-for-one basis) in the merger. Because the merger consideration exchange ratios will not be adjusted to reflect any changes in the relative values of Towers Perrin and Watson Wyatt, the values of Towers Watson common stock issued in the merger as compared to the Towers Perrin and Watson Wyatt securities held before the merger may be higher or lower than the values of these securities on earlier dates. The market price of Watson Wyatt Class A common stock at the effective time may vary significantly from its price on the date the merger agreement was executed, the date of this document or the date of the Watson Wyatt special meeting. If the merger is consummated after December 31, 2009, the redemption value per share of Towers Perrin common stock at the effective time may also vary significantly from the redemption value per share on the date the merger agreement was executed, the date of this document and the date of the Towers Perrin special meeting. You are urged to obtain up-to-date prices for Watson Wyatt Class A common stock. See “Selected Historical and Unaudited Pro Forma Financial Information” for ranges of historic prices of Towers Perrin common stock and Watson Wyatt Class A common stock.
          Changes in stock price may result from a variety of factors, many of which are beyond the control of Towers Perrin and Watson Wyatt, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions and legal proceedings. Market assessments of the benefits of the merger and of the likelihood that the merger will be completed, as well as general and industry-specific market and economic conditions, may also affect prices of Watson Wyatt Class A common stock. Neither Towers Perrin nor Watson Wyatt is permitted to terminate the merger agreement solely because of changes in the market price of Watson Wyatt’s Class A common stock.
          Your special meeting will be held before the merger is completed, and the shares of Towers Watson Class A common stock will not trade publicly until after completion of the merger. As a result, at the time of your special meeting, you will not know the market value of Towers Watson common stock that you will receive upon completion of the merger.
The exact consideration to be received in the merger by the Class R Participants will not be known when Towers Perrin shareholders vote on the merger agreement or Class R Participants make their Class R election.
The Class R election available to Class R Eligible Participants is subject to proration as described in “The Merger Agreement — The Class R and Class S Elections”. The maximum number of shares of Towers Watson Class R common stock that may be issued in the merger and the exact consideration that the Class R Participants will receive will not be available at the time Towers Perrin shareholders vote on the merger agreement or when Class R Participants make their Class R election. In addition, the consideration that any particular Class R Participant will receive if he or she makes a Class R election will also not be known at the time that he or she makes the Class R election because the consideration will depend on the total number of shares of Towers Perrin common stock that Class R Participants elect to convert into shares of Towers Watson Class R common stock. If the Class R election is oversubscribed, Class R Participants will receive fewer shares of Towers Watson Class R common stock, and more shares of Towers Watson Class B-1 common stock, in exchange for their shares of Towers Perrin common stock than such Class R Participants elected to receive, which could result in, among other things, tax consequences that differ from those that would have resulted if the Class R election was not oversubscribed. See “Material Income Tax Considerations” for a description of the U.S. federal income tax consequences of the merger to Class R Participants. As noted elsewhere in this document, Towers Perrin and Watson Wyatt believe the Class R election may be oversubscribed because the consideration received by a Class R Participant will be more liquid than the consideration received by a Class R Eligible Participant who decides not to or fails to make a valid Class R election. If the Class R election is oversubscribed, then a Class R Participant would receive less cash and Towers Watson Notes (the more liquid consideration) and more Towers Watson Class B-1 common stock (which automatically converts into freely tradable Towers Watson Class A common stock in one year) than originally elected.
The exact number of shares of Towers Watson restricted Class A common stock to be issued in the merger with respect to Towers Perrin RSUs will not be known until immediately prior to the effective time.
          The number of shares of Towers Watson restricted Class A common stock to be issued with respect to Towers Perrin RSUs (other than Towers Perrin RSUs issued to the Guaranteed RSU Holders) will be increased or decreased, and the merger consideration to be received by each holder of Towers Perrin RSUs (other than the Guaranteed RSU Holders) will be adjusted, pro rata based on the number of Towers Perrin RSUs that he or she holds as necessary to ensure that the aggregate number of shares of Towers Perrin RSUs (including the shares received by Guaranteed RSU Holders) equals 10% of the aggregate number of shares of Towers Watson common stock to be issued to Towers Perrin security holders in the merger.
          In order to determine what number of shares equal 10% of the aggregate number of shares of Towers Watson common stock to be issued to Towers Perrin security holders in the merger, we must calculate the Towers Perrin final exchange ratio to determine the number of shares of Towers Watson Class B common stock to be received by holders of shares of Towers Perrin common stock. This calculation is not done until immediately prior to the effective time. As a result, until such time, it is not possible to calculate the aggregate number of shares of Towers Watson restricted Class A common stock to be issued to holders of Towers Perrin RSUs that equals 10% the aggregate number of shares of Towers Watson common stock to be issued to Towers Perrin security holders in the merger.
Obtaining required approvals may delay or prevent completion of the merger or reduce the anticipated benefits of the merger.
          Completion of the merger is conditioned upon, among other things, the receipt of material governmental authorizations, consents, orders and approvals, including approvals under competition laws within the European Union. In connection with granting these approvals, governmental authorities may impose conditions on, or require divestitures or other changes relating to, the divisions, operations or assets of Towers Perrin and Watson Wyatt. Such conditions, divestitures or other changes may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. See “The Merger Agreement — Conditions to the Merger” for a discussion of the conditions to the completion of the merger and “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement — Regulatory Requirements” for a description of the regulatory approvals necessary in connection with the merger.
If we are not able to successfully integrate the operations of Towers Perrin and Watson Wyatt, the combined company may fail to realize the anticipated growth opportunities, cost savings and other anticipated benefits of the merger.
          Towers Perrin and Watson Wyatt operate as separate and independent companies, and will continue to do so until the completion of the merger. Following the effective time, Towers Watson management may face significant challenges in integrating the two companies’ technologies, organizations, procedures, policies and operations, as well as in addressing any differences in the business cultures of the two companies, and retaining key Towers Perrin and Watson Wyatt personnel. The integration process may be complex and time consuming and require substantial resources and effort. These efforts could divert management’s focus and resources from other strategic opportunities and from business operations during the integration process. Difficulties may occur during the integration process, including:
•	Loss of key officers and employees;

•	Loss of key clients;

•	Loss of revenues; and

•	Increases in operating, tax or other costs.
          The success of the merger will depend in part on our ability to realize the anticipated growth opportunities and cost savings from integrating the businesses of Towers Perrin and Watson Wyatt, while minimizing or eliminating any difficulties that may occur. Even if the integration of the businesses of Towers Perrin and Watson Wyatt is successful, it may not result in the realization of the full benefits of the growth opportunities and cost savings that we currently expect or these benefits may not be achieved within the anticipated time frame. Any failure to timely realize these anticipated benefits could have a material adverse effect on the revenues, expenses and operating results of Towers Watson.
          In addition, Towers Watson must also integrate Watson Wyatt’s and Towers Perrin’s financial reporting systems, including their respective internal control over financial reporting. This process may pose challenges because Towers Perrin has not previously been subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC. If Towers Watson cannot successfully integrate the two companies’ internal control over financial reporting, the reliability of Towers Watson’s financial statements may be impaired and Towers Watson may not be able to meet its reporting obligations under applicable law. Any such impairment or failure could cause investor confidence and, in turn, the market price of the Towers Watson Class A common stock, to be materially adversely affected.
The estimates of operational cost savings resulting from the merger and costs required to achieve such savings are inherently uncertain and may not be accurate.
          We anticipate that the merger will ultimately result in approximately $80 million in pretax annual operational costs savings, primarily as a result of reductions in management headcount and general and administrative expenses. While we expect to realize significant savings during the first two years following completion of the merger, we anticipate that full realization of these pretax annual operational cost savings will take three years to achieve. This figure does not include other potential cost savings, including, in general, annual savings of approximately $41 million in compensation, benefits and other direct costs expected to result from retirement of Class R Eligible Participants at the effective time. We also expect to incur approximately $80 million in one-time severance and IT integration costs in order to realize $80 million in annual operational costs savings. These operational cost savings estimates are based on a number of assumptions, including that Towers Watson will be able to implement cost saving programs such as personnel reductions and consolidation of operations, technologies, and administrative functions. In addition, our estimated expenses required to achieve operational costs savings do not include certain other costs we expect Towers Watson to incur, including those relating to rebranding, lease termination costs and facilities consolidation, among others. We may not be able to achieve the operational cost savings that we anticipate in the expected timeframe, based on the expected costs or at all. Failure to successfully implement cost savings programs on a timely basis, or the need to spend more than anticipated to implement such programs, will result in lower than expected cost savings in connection with the merger and could have a material adverse effect on the operating results of Towers Watson.
The merger may cause dilution to Towers Watson’s earnings per share as compared with Watson Wyatt’s earnings per share, which may negatively affect the market price of Towers Watson’s Class A common stock.
          Towers Perrin and Watson Wyatt currently anticipate that the merger will be accretive to Towers Watson’s diluted earnings per share within three years following the effective time, when compared with Watson Wyatt’s earnings per share. This expectation is based on preliminary estimates which may materially change. In particular, due to legal restrictions, Towers Perrin and Watson Wyatt have not been able to share certain competitively sensitive information regarding the integration of the two companies. Towers Watson, Towers Perrin and Watson Wyatt could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to Towers Watson’s earnings per share compared with

Watson Wyatt’s earnings per share, or decrease or delay the expected accretive effect of the merger and cause a decrease in the price of Towers Watson’s Class A common stock.
Failure to complete the merger could negatively impact Towers Perrin and Watson Wyatt and their future operations.
          If the merger is not completed for any reason, Towers Perrin and Watson Wyatt may be subjected to a number of material risks. The price of Watson Wyatt Class A common stock may decline to the extent that the current market price of Watson Wyatt Class A common stock reflects a market assumption that the merger will be completed. If the board of directors of Towers Perrin or Watson Wyatt determines to seek another business combination or the merger is not completed for any other reason, the parties may risk losing key clients and employees. In addition, some costs related to the merger, such as legal, accounting, filing, printing and mailing, must be paid by Towers Perrin and Watson Wyatt whether or not the merger is completed.
A portion of the merger consideration received by Towers Perrin shareholders who make a valid Class R election will be treated as ordinary compensation income.
          Towers Perrin and Watson Wyatt have determined that a portion of the merger consideration received by a Class R Participant who makes a valid Class R election should be treated as ordinary compensation income to that Class R Participant and such portion will be taxable to such holder at ordinary income rates and will be subject to applicable withholding taxes. The amount treated as ordinary compensation income will be determined based on the difference in value between the merger consideration that will be received by a Class R Participant who makes a valid Class R election (i.e., cash, notes and Towers Watson Class B-1 common stock) and the merger consideration that will be received by a Towers Perrin shareholder who does not or is not eligible to make a valid Class R election. The Internal Revenue Service (which we refer to as the “IRS”) may disagree with the determination of the portion treated as ordinary compensation income, in which case a Class R Participant may be subject to increased tax.
For other reasons, a portion of the merger consideration received by certain Towers Perrin shareholders (not limited to Towers Perrin shareholders who make a Class R election) may be treated as ordinary compensation income.
The Towers Perrin bylaws include a requirement that Towers Perrin purchase a Towers Perrin shareholder’s shares following the individual’s termination of employment. Milbank, Tweed, Hadley & McCloy LLP (or “Milbank”), counsel to Towers Perrin, will provide its opinion dated as of the closing date that the elimination of the requirement that Towers Perrin common stock be repurchased by Towers Perrin is not a compensatory cancellation of a nonlapse restriction. Such opinion is not binding on the IRS and, accordingly, the IRS could take a contrary position. In addition, compensation income could arise if some or all of a U.S. Holder’s (as defined in “Material Income Tax Considerations”) Towers Perrin shares were treated as not “substantially vested” within the meaning of Code Section 83 prior to the merger and such holder did not make a timely Section 83(b) election with respect to such shares. In general, shares would not be treated as “substantially vested” for this purpose if the shares were subject to a “substantial risk of forfeiture”. The determination of whether any U.S. Holder’s Towers Perrin shares are subject to a substantial risk of forfeiture as a result of the restrictions contained in the Towers Perrin bylaws or otherwise is based on all the facts and circumstances applicable to such holder at the time that such shares were acquired.
          If some or all of a U.S. Holder’s Towers Perrin shares were not treated as substantially vested prior to the merger and the U.S. Holder did not make a timely Section 83(b) election with respect to those shares, the U.S. Holder would recognize compensation income with respect to such shares at the time of the Towers Perrin merger. The amount of the compensation income recognized could be substantial for individual holders. Any compensation income would be subject to U.S. federal income tax at ordinary income tax rates in the year that the merger closes. Towers Perrin intends to take the position that none of the consideration received in the Towers Perrin merger constitutes ordinary compensation income (except with respect to a portion of the merger consideration received by a Class R Participant). See “Material Income Tax Considerations — Consequences of the Merger to U.S. Holders of Towers Perrin Shares — Potential Alternative Tax Characterization for Towers Perrin Shares Issued in Connection with the Performance of Services” for additional information.

Directors, executive officers and stockholders of Towers Perrin and Watson Wyatt may have potential conflicts of interest in connection with the merger.
          Some of the directors and executive officers of Towers Perrin and Watson Wyatt have interests in the merger that are different from, or are in addition to, the interests of their respective company’s stockholders generally. These interests may create potential conflicts of interest. These interests include positions as directors or executive officers of Towers Watson, potential benefits under employment or benefit arrangements that may be available as a result of the merger, payment or accelerated vesting of or distribution of rights or benefits under certain of their respective compensation and benefit plans or arrangements as a result of the merger, potential severance and other benefit payments in the event of termination of employment in connection with the merger, and the right to continued indemnification and insurance coverage by Towers Watson for acts or omissions occurring prior to the merger. See “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement — Interests of Towers Perrin’s Directors, Executive Officers and Principal Shareholders in the Merger” and “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement — Interests of Watson Wyatt’s Directors, Executive Officers and Principal Stockholders in the Merger”.
          In recommending that their respective company’s stockholders approve and adopt the merger agreement, the boards of directors of Towers Perrin and Watson Wyatt were aware of these interests and considered them in approving the transactions contemplated by the merger agreement.
The unaudited pro forma financial data included in this document are illustrative and the actual financial position and results of operations of Towers Watson after the merger may differ materially from the unaudited pro forma financial data included in this document.
          The unaudited pro forma financial data included in this document are presented solely for illustrative purposes and are not necessarily indicative of what Towers Watson’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments that were developed using preliminary estimates based on currently available information and certain assumptions, and may be revised as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. In addition, the pro forma financial data have not been adjusted to give effect to certain expected financial benefits of the merger, such as operational cost savings or the anticipated costs to achieve these benefits, including, among others, charges against earnings or increases in tax expense resulting from integration or restructuring activities after the merger closes, the final application of purchase accounting and annual savings of approximately $41 million in compensation, benefits and other direct costs expected to result from the retirement of Class R Eligible Participants at the effective time. Neither the pro forma financial data, nor any interim period financial data included in this document upon which the pro forma financial data are based, have been audited.
There will be material differences between the current rights of Towers Perrin security holders and Watson Wyatt security holders and the rights they can expect to have as Towers Watson stockholders.
          Towers Perrin security holders and Watson Wyatt security holders who receive Towers Watson common stock in the merger will become Towers Watson stockholders, and their rights as stockholders will be governed by Towers Watson’s certificate of incorporation and bylaws. In addition, while Towers Perrin is currently a Pennsylvania corporation governed by the PBCL, Towers Watson will be a Delaware corporation governed by the DGCL. There will be material differences among the current rights of Towers Perrin security holders and Watson Wyatt stockholders and the rights they will have as Towers Watson stockholders. For a discussion of other material differences, see “Comparison of the Rights of Towers Perrin, Watson Wyatt and Towers Watson Stockholders”.
The opinion of Towers Perrin’s financial advisor contains certain limitations and qualifications.
          Goldman Sachs delivered its opinion to the Towers Perrin board of directors that, as of June 26, 2009 and based upon and subject to factors and assumptions set forth in its opinion, the Towers Perrin final exchange ratio of Towers Watson Class B common stock pursuant to the merger agreement was fair from a financial point of view to the shareholders of Towers Perrin common stock. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, any Class R election or Class S election or the consideration paid in respect of the redemption of shares of Towers Watson Class R common stock or Towers Watson Class S common stock. See “The Merger Agreement — The Class R and Class S Elections” for information regarding the Class R election and the Class S election. In addition, for purposes of rendering its opinion, Goldman Sachs did not take into account the terms and conditions of any series of Towers Watson Class B common stock to the extent they differ from the Towers Watson Class A common stock. See “Description of Towers Watson’s Common Stock” for information regarding the terms and conditions of each of the Towers Watson Class B common stock and the Towers Watson Class A common stock. The Goldman Sachs opinion is not a recommendation as to how any Towers Perrin shareholder should vote with respect to the merger agreement, or any other matter, and should not be relied on beyond the express context in which it was provided.
Towers Perrin shareholders and Watson Wyatt stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.
          After the completion of the merger, all Towers Perrin shareholders and Watson Wyatt stockholders will own a smaller percentage of Towers Watson as compared to the percentage they currently own of Towers Perrin and Watson Wyatt, respectively. At the effective time, the Towers Perrin security holders, on one hand, and the Watson Wyatt security holders, on the other hand, each will be entitled to receive, in the aggregate, 50% of Towers Watson’s voting common stock then outstanding. Consequently, the Towers Perrin shareholders, as a group, and Watson Wyatt stockholders, as a group, will each have reduced ownership and voting power in the combined company as compared to their current ownership and voting power in Towers Perrin and Watson Wyatt, respectively.
Significant transaction costs will be incurred as a result of the merger.
Towers Perrin and Watson Wyatt expect to incur significant one-time transaction costs, currently estimated to be approximately $29.4 million and $20.1 million, respectively, related to the merger. These transaction costs include investment banking, legal and accounting fees and expenses and filing fees, printing expenses, proxy solicitation expenses and other related charges. The companies may also incur additional unanticipated transaction costs in connection with the merger. A portion of the transaction costs related to the merger will be incurred regardless of whether the merger is completed. Additional costs will be incurred in connection with integrating the two companies’ businesses, such as severance and IT integration expenses, which we expect will total approximately $80 million, as well as other expenses, such as rebranding, facilities consolidation and lease termination costs. Costs in connection with the merger and integration may be higher than expected.
Failure to complete the merger in certain circumstances could require Towers Perrin or Watson Wyatt to pay a termination fee or expenses.
          If the merger agreement is terminated under certain circumstances discussed more fully in “The Merger Agreement — Termination Fees; Expenses”, Towers Perrin or Watson Wyatt, as the case may be, could be obligated to pay the other party a $65 million termination fee, or reimburse the other for expenses up to a maximum amount of $10 million. Payment of the termination fee could materially adversely affect such company’s results of operations or financial condition.
Towers Perrin is a defendant in a putative class action lawsuit.
          On November 5, 2009, Towers Perrin, members of its board of directors, and certain members of senior management were named as defendants in a putative class action filed in the United States District Court for the Eastern District of Pennsylvania. The plaintiffs in the action—Alan H. Dugan, Ronald P. Giesinger, Marvin H. Greene, John G. Kneen, John T. Lynch, Bruce R. Pittenger, J. Russell Southworth, C. Roland Stichweh, Jacobus J. Van de Graaf and John C. Von Hagen—are former members of the firm’s senior management, who voluntarily retired from Towers Perrin at various times between 1995 and 2000. Pursuant to the corporation’s bylaws as then in effect, the Towers Perrin shares held by each of these plaintiffs were redeemed by Towers Perrin at book value upon their retirement. The plaintiffs purport to sue on behalf of themselves and a class of former Towers Perrin shareholders who separated from service on or after January 1, 1971, whose shares were redeemed upon retirement, and who otherwise meet certain specified criteria. The complaint alleges that by agreeing to sell their shares back to Towers Perrin at book value upon retirement, the plaintiffs and other members of the putative class relied upon a commitment that Towers Perrin would remain privately owned in perpetuity, which commitment, they allege, will be violated by the consummation of the merger. The complaint asserts claims for breach of contract, breach of express trust, breach of fiduciary duty, promissory estoppel, quasi-contract/unjust enrichment, and constructive trust, and seeks equitable relief including an accounting, disgorgement, rescission and/or restitution, and the imposition of a constructive trust. Although the complaint does not contain a quantification of the damages sought, plaintiffs settlement demand, which was orally communicated on December 8, 2009 and later in writing on December 9, 2009, sought a payment of $800 million to settle the action on behalf of the entire class as defined in the complaint, and requested that the settlement demand be communicated to Watson Wyatt. Towers Perrin believes the claims are without merit and intends to vigorously defend the action. Towers Perrin and/or Towers Watson could incur significant costs defending against this claim. The outcome of this legal proceeding is inherently uncertain and could be unfavorable to Towers Perrin and/or Towers Watson.
Risks Relating to Towers Watson’s Business
The loss of key employees could damage or result in the loss of client relationships and could result in such employees competing against Towers Watson.
          Towers Watson’s success will depend on its ability to attract, retain and motivate qualified personnel generally, including key management personnel and employees. In addition, Towers Watson’s success will largely depend upon the business generation capabilities of, and quality of services provided by, its employees. In particular, Towers Watson’s employees’ personal relationships with its clients will be a critical element of obtaining and maintaining client engagements. Losing employees who manage substantial client relationships or possess substantial experience or expertise could materially adversely affect Towers Watson’s ability to secure and complete engagements, which would materially adversely affect Towers Watson’s results of operations and prospects. In addition, if any of Towers Watson’s key employees were to join an existing competitor or form a competing company, existing and potential clients could choose to use the services of that competitor instead of Towers Watson’s services.
          There can be no assurance that confidentiality and non-solicitation/non-competition agreements signed by senior employees who were former Towers Perrin or Watson Wyatt employees before the merger, or agreements signed by Towers Watson employees in the future, will be effective in preventing a loss of business.
          Towers Perrin shareholders are subject to covenants contained in Section 6.18 of Towers Perrin’s bylaws regarding the solicitation of Towers Perrin clients. Currently, if a Towers Perrin shareholder does not comply with these restrictions after his or her employment terminates, Towers Perrin has the right to withhold payment of a portion of the redemption price owed to the shareholder for his or her Towers Perrin shares. After the merger, Towers Perrin will no longer have this right as Towers Perrin employees who become Towers Watson stockholders will not be required to sell their Towers Watson shares to Towers Watson if they cease to be employed by Towers Perrin. Without the deterrent effect of the risk of forfeiting their right to such cash payments, Towers Perrin shareholder employees may be more likely to breach these non-competition and non-solicitation covenants following the merger. If any key employees breach these non-competition and non-solicitation covenants and join an existing competitor or form a competing company, existing and potential clients could choose to use the services of a competitor instead of Towers Watson’s services. Although we believe the non-competition and non-solicitation covenants will continue to impose restrictions on the former Towers Perrin shareholders after the effective time, there is a risk, as is currently the case, that the Towers Perrin bylaw provisions, as well as Watson Wyatt’s non-compete agreements, could be held unenforceable in particular situations and jurisdictions. If such provisions were held to be unenforceable and former Towers Perrin and Watson Wyatt employees were permitted to compete with Towers Watson, such events could have a material adverse effect on Towers Watson’s business.
          As a condition to making a valid Class R election, a Class R Participant must agree to terminate his or her employment with Towers Perrin on or before the 30th day following the effective time (unless another time is agreed to by the Towers Watson Executive Committee) and enter into a confidentiality and non-solicitation agreement that prevents such shareholder from soliciting employees or clients of Towers Perrin, Watson Wyatt or Towers Watson for two years following termination of employment. Clients who worked with these Class R Participants may choose to use the services of a competitor instead of Towers Watson’s services. In addition, if any of the Class R Participants were to join an existing competitor or form a competing company, existing and potential clients could choose to use the services of that competitor instead of Towers Watson’s services.
Changes in Towers Watson’s compensation structure relative to each of Towers Perrin’s and Watson Wyatt’s current compensation structures could impair Towers Watson’s ability to retain certain current employees of each of Towers Perrin and Watson Wyatt.
          In order to meet Towers Watson’s operating margin goals and increase its level of retained earnings, following the merger, Towers Watson may change Towers Perrin’s and Watson Wyatt’s respective compensation structures. In particular, Towers Perrin, as a private company, has not retained a significant amount of annual earnings, resulting in significant flexibility to vary its levels of cash compensation. We expect Towers Watson’s compensation practices after the effective time to be different than Towers Perrin’s current practices, because a larger proportion of earnings will be retained compared to Towers Perrin’s historical practice, which may affect, in particular, Towers Watson’s ability to retain current employees of Towers Perrin accustomed to the existing compensation structure of Towers Perrin as a private company. Any changes in compensation structure could materially adversely affect Towers Watson’s ability to retain current Towers Perrin and Watson Wyatt employees if they do not perceive Towers Watson’s total compensation program to be competitive with those of other firms.
Towers Watson’s clients could terminate or reduce its services at any time, which could decrease employee utilization, adversely impacting Towers Watson’s profitability and results of operation.
Towers Watson’s clients generally will be able to terminate or reduce Towers Watson’s engagements at any time. If a client reduces the scope of, or terminates the use of, Towers Watson’s services with little or no notice, Towers Watson’s employee utilization will decline. In such cases, Towers Watson will have to rapidly re-deploy its employees to other engagements (if possible) in order to minimize the potential negative impact on Towers Watson’s financial performance. In addition, because it is expected that a sizeable portion of Towers Watson’s work will be project-based rather than recurring in nature, Towers Watson’s employees’ utilization will depend on Towers Watson’s ability to continually secure additional engagements.
Current clients of Towers Perrin and Watson Wyatt may terminate the services of Towers Perrin or Watson Wyatt, which could adversely impact Towers Watson’s profitability and results of operation.
          Current clients of Towers Perrin and Watson Wyatt, who are expected to become clients of Towers Watson, may terminate the services of Towers Perrin or Watson Wyatt prior to the effective time for various reasons, including as a result of the announcement of the merger or because of perceived conflicts resulting from the combination of the two companies. If a sufficient number of clients reduce the scope of, or terminate the use of, Towers Perrin’s or Watson Wyatt’s services prior to the effective time, these terminations could adversely impact Towers Watson’s profitability and results of operation.
Improper management of Towers Watson’s engagements could hurt Towers Watson’s financial results.
          If Towers Watson does not properly negotiate the price and manage the performance of its engagements, Towers Watson might incur losses on individual engagements and experience lower profit margins and, as a result, Towers Watson’s overall financial results could be materially adversely affected.
The trend of employers shifting from defined benefit plans to defined contribution plans could materially adversely affect Towers Watson’s business and its operating results.
          Towers Watson will provide clients with actuarial and consulting services relating to both defined benefit and defined contribution plans. Defined benefit pension plans generally require more actuarial services than defined contribution plans because defined benefit plans typically involve large asset pools, complex calculations to determine employer costs, funding requirements and sophisticated analysis to match liabilities and assets over long periods of time. If organizations shift to defined contribution plans more rapidly than we anticipate, Towers Watson’s business operations and related operating results will be materially adversely affected.
Towers Watson’s business will be negatively affected if it is not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for Towers Watson’s services.
          A material portion of Towers Watson’s revenue will be affected by statutory changes. Many areas in which Towers Watson will provide services are the subject of government regulation which is constantly evolving. Changes in government and accounting regulations in the United States and the United Kingdom, two of Towers Watson’s principal geographic markets, affecting the value, use or delivery of benefits and human capital programs, including changes in regulations relating to health care (such as medical plans), defined contribution plans (such as 401(k) plans), defined benefit plans (such as pension plans) or executive compensation, may materially adversely affect the demand for Towers Watson’s services. Changes to insurance regulatory schemes, or Towers Watson’s failure to keep pace with such changes, could negatively affect demand for services in Towers Watson’s Risk and Financial Services business group. For example, Towers Watson’s continuing ability to provide reinsurance intermediary services depends on compliance with the rules and regulations in each of these jurisdictions. Any failure to comply with these regulations could lead to disciplinary action, including compensating clients for loss, the imposition of fines or the revocation of the authorization to operate as well as damage to Towers Watson’s reputation.
In addition, Towers Watson will have significant operations throughout the world, which will further subject it to applicable laws and regulations of countries outside the United States and the United Kingdom. Changes in legislation or regulations and actions by regulators in particular countries, including changes in administration and enforcement policies, could require operational improvements or modifications, which may result in higher costs or hinder Towers Watson’s ability to operate its business in those countries.
          If Towers Watson is unable to adapt its services to applicable laws and regulations, its ability to provide effective services in these areas will be substantially diminished.
Towers Watson’s business could be negatively affected by currently proposed or future legislative or regulatory activity concerning compensation consultants.
          Recent legislative and regulatory activity in the United States has focused on the independence of compensation consultants retained to provide advice to compensation committees of publicly-traded companies. For example, on July 31, 2009, the U.S. House of Representatives passed H.R. 3269, the Corporate and Financial Institution Compensation Fairness Act of 2009, which requires any compensation consultant or other similar advisor to the compensation committee of a listed company to meet standards for independence to be established by SEC regulation. Companies that violate this requirement would be prohibited from listing any class of equity security with the national securities exchanges and associations. In addition, the SEC recently proposed rules that, if adopted, would result in a number of changes to required proxy disclosures, including enhanced disclosure relating to compensation consultants and potential conflicts of interest. The SEC proposed rules that require disclosure of fees paid to compensation consultants as well as a description of any additional services provided to the issuer by the compensation consultant or its affiliates and the aggregate fees paid for such additional services. Due in part to these legislative and regulatory changes, some clients of Towers Perrin and Watson Wyatt have decided to terminate their relationships with the respective company (either with respect to compensation consulting services or with respect to other consulting services) to avoid perceived or potential conflicts of interest. Additional clients of Towers Perrin and Watson Wyatt may decide to terminate their relationship with the respective company and, as a result, Towers Watson’s business, financial condition and results of operations could be materially adversely affected. Such legislative and regulatory activities may also result in certain Towers Watson consultants terminating their employment and competing with Towers Watson for the business of clients that have or may terminate their executive compensation consulting relationships with Towers Perrin and/or Watson Wyatt, or may terminate their relationships with Towers Watson. Any such talent migration could have a material adverse effect on Towers Watson’s business.
Competition from firms with greater resources could result in loss of Towers Watson’s market share and reduced profitability.

          The markets for Towers Watson’s principal services are highly competitive. Towers Watson’s competitors will include other human capital and risk management consulting and actuarial firms, as well as the human capital and risk management divisions of diversified professional services, insurance, brokerage and accounting firms. Some of Towers Watson’s competitors have greater financial, technical and marketing resources than Towers Watson will have, which could enhance their ability to finance acquisitions, fund internal growth and respond more quickly to professional and technological changes. Some competitors may have or may develop a lower cost structure. New competitors or alliances among competitors could emerge, creating additional competition and gaining significant market share. In order to respond to increased competition and pricing pressure, Towers Watson might have to lower its prices, which would have an adverse effect on Towers Watson’s revenues and profit margin.
Consolidation in the industries that Towers Watson is expected to serve could materially adversely affect its business.
Companies in the industries that Towers Watson is expected to serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of Towers Watson’s clients merge or consolidate and combine their operations, Towers Watson may experience a decrease in the amount of services it performs for these clients. If one of Towers Watson’s clients merges or consolidates with a company that relies on another provider for its services, Towers Watson may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on Towers Watson. Any of these possible results of industry consolidation could materially adversely affect Towers Watson’s revenues and profits. Towers Watson’s reinsurance intermediary business is especially susceptible to this risk given the limited number of insurance companies seeking reinsurance and reinsurance providers in the marketplace.
Towers Watson will be subject to risks of doing business internationally.
          A sizeable portion of Towers Watson’s business will be located outside of the United States. As a result, a significant portion of Towers Watson’s business operations will be subject to foreign financial, tax and business risks, which could arise in the event of:
•	Currency exchange rate fluctuations;

•	Unexpected increases in taxes or changes in U.S. or foreign tax laws;

•	Compliance with a variety of international laws, such as data privacy, employment, trade barriers and restrictions on the import and export of technologies, as well as U.S. laws affecting the activities of U.S. companies abroad, including the Foreign Corrupt Practices Act of 1977 and sanctions programs administered by the U.S. Department of Treasury Office of Foreign Assets Control;

•	Absence in some jurisdictions of effective laws to protect Towers Watson’s intellectual property rights;

•	New regulatory requirements or changes in policies and local laws that materially affect the demand for Towers Watson’s services or directly affect Towers Watson’s foreign operations;

•	Local economic and political conditions, including unusual, severe, or protracted recessions in foreign economies;

•	The length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the increasing number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;

•	Unusual and unexpected monetary exchange controls; or

•	Civil disturbance or other catastrophic events that reduce business activity in other parts of the world.
          These factors may lead to decreased sales or profits and therefore may have a material adverse effect on Towers Watson’s business, financial condition and operating results.
Towers Watson’s inability to successfully recover should it experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.
          Should Towers Watson experience a disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, Towers Watson’s continued success will depend, in part, on the availability of its personnel, its office facilities, and the proper functioning of its computer, telecommunication and other related systems and operations. In such an event, Towers Watson’s operational size and the multiple locations from which it will operate could provide Towers Watson with an important advantage. Nevertheless, Towers Watson could still experience near term operational challenges with regard to particular areas of its operations.
          Towers Watson’s ability to recover from any disaster or other business continuity problem will depend on its ability to protect its technology infrastructure against damage from business continuity events that could have a significant disruptive effect on Towers Watson’s operations. Towers Watson could potentially lose client data or experience material adverse interruptions to its operations or delivery of services to its clients in a disaster.
          Towers Watson will regularly assess and take steps to improve upon its business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of Towers Watson’s key operating areas within or across regions, or its inability to successfully recover should Towers Watson experience a disaster or other business continuity problem, could materially interrupt Towers Watson’s business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.
Demand for Towers Watson’s services could decrease for various reasons, including a continued general economic downturn, a decline in a client’s or an industry’s financial condition or prospects, or a decline in defined benefit pension plans that could materially adversely affect Towers Watson’s operating results.
          Towers Watson can give no assurance that the demand for its services will grow or that Towers Watson will compete successfully with its existing competitors, new competitors or its clients’ internal capabilities. Towers Watson’s clients’ demand for its services may change based on their own needs and financial conditions.
          Towers Watson’s results of operations will be affected directly by the level of business activity of Towers Watson’s clients, which in turn will be affected by the level of economic activity in the industries and markets that they serve. Economic slowdowns in some markets, particularly in the United States, have caused and may continue to cause reduction in discretionary spending by Towers Watson’s clients, result in longer client payment terms, an increase in late payments by clients and an increase in uncollectible accounts receivable, each of which may reduce the demand for Towers Watson’s services, increase price competition and adversely impact Towers Watson’s growth and profit margins. If Towers Watson’s clients enter bankruptcy or liquidate their operations (which has already happened with some of the current clients of Towers Perrin and Watson Wyatt), Towers Watson’s revenues could be materially adversely affected.
          The current economic conditions have adversely impacted Towers Perrin’s and Watson Wyatt’s results of operations, cash flow and financial position, which are lower than previously anticipated. For example, on August 13, 2009, Watson Wyatt announced that its revenues for the fourth quarter of fiscal 2009 were $396.5 million, a decrease of 13% (a decrease of 4% constant currency) compared to revenues of $435.8 million for the fourth quarter of fiscal 2008. Similarly, Towers Perrin’s revenues for the six months ended June 30, 2009 were $758.7 million, a decrease of 15.0% (a decrease of 7.5% constant currency) compared to revenues of $892.1 million for the six months ended June 30, 2008; based on current estimates, Towers Perrin believes this trend will continue, on a constant currency basis, at least through the end of calendar year 2009. There can be no assurance that continuing weakening economic conditions throughout the world will not adversely impact Towers Watson’s results of operations, cash flow, financial position or prospects.
          In addition, the demand for many of Towers Watson’s core benefit services, including compliance-related services will be affected by government regulation and taxation of employee benefit plans. Significant changes in tax or social welfare policy or regulations could lead some employers to discontinue their employee benefit plans, including defined benefit pension plans, thereby reducing the demand for Towers Watson’s services. A simplification of regulations or tax policy also could reduce the need for Towers Watson’s services.

          Demand for Towers Watson’s services could also be negatively impacted by harm to its reputation, which could occur for a variety of reasons, many of which will be outside Towers Watson’s control.
Towers Watson’s quarterly revenues could fluctuate while Towers Watson’s expenses are expected to be relatively fixed.
          Quarterly variations in Towers Watson’s revenues and operating results could occur as a result of a number of factors, such as:
•	The significance of client engagements commenced and completed during a quarter;

•	The seasonality of certain types of services. For example, Watson Wyatt’s retirement revenues typically are more heavily weighted toward the first and fourth quarters of the calendar year, when annual actuarial valuations are required to be completed for calendar year end companies and the related services are performed;

•	The number of business days in a quarter, employee hiring and utilization rates and clients’ ability to terminate engagements without penalty;

•	The size and scope of assignments; and

•	General economic conditions.
          A sizeable portion of Towers Watson’s total operating expenses are expected to be relatively fixed, encompassing the majority of administrative, occupancy, communications and other expenses, depreciation and amortization, and salaries and employee benefits excluding fiscal year end incentive bonuses. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments can cause significant variations in quarterly operating results and could result in losses.
Reinsurance intermediary revenue is influenced by factors that will be beyond Towers Watson’s control, and volatility or declines in premiums or other trends in the insurance and reinsurance markets could significantly undermine the profitability of Towers Watson’s reinsurance intermediary business.
          Towers Watson is expected to derive approximately 5% of its consolidated revenue from its reinsurance intermediary business, which in turn will derive a majority of its revenue from commissions. Revenue earned in Towers Watson’s capacity as a reinsurance intermediary will be based in large part on the rates that the global reinsurance marketplace prices for risks. For example, Towers Watson will not determine reinsurance premiums on which commissions are generally based.
          Premiums are cyclical in nature and may vary widely based on market conditions. When premium rates decline, the commission and fees earned for placing certain reinsurance contracts and programs also tend to decrease. When premium rates rise, Towers Watson may not be able to earn increased revenue from providing intermediary services because clients may purchase less reinsurance, there may be less reinsurance capacity available, or clients may negotiate a reduction to the compensation rate or a reduced fee for Towers Watson’s services.
          To the extent Towers Watson’s clients are or become materially adversely affected by declining business conditions in the current economic environment, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would inhibit Towers Watson’s ability to generate commission revenue, and may decide not to utilize Towers Watson’s risk management services, which would inhibit Towers Watson’s ability to generate fee revenue.
Towers Watson will advise or act on behalf of clients regarding investments whose results are not guaranteed.
          Towers Watson will provide advice on both asset allocation and selection of investment managers. For some clients, Towers Watson will be responsible for making decisions on both these matters. Asset classes may experience poor absolute performance, and investment managers may underperform their benchmarks; in both cases the investment return shortfall can be significant. Clients experiencing this underperformance may assert claims against Towers Watson and claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Towers Watson’s ability to limit its potential liability may be limited in certain jurisdictions or in connection with claims involving breaches of fiduciary duties or other alleged errors or omissions.
Towers Watson investment activities may require specialized operational competencies.
For certain clients, Towers Watson will be responsible for some portions of cash and investment management including rebalancing of investment portfolios and guidance to third parties on structure of derivatives and securities transactions. Failure of Towers Watson to properly execute its role can cause monetary damage to such third parties for which Towers Watson might be found liable and claims may be for significant amounts. Defending against these claims can involve potentially significant costs, including legal defense costs. Towers Watson’s ability to limit its potential liability may be constrained in certain jurisdictions.
Towers Watson’s growth strategy will depend, in part, on its ability to make acquisitions, and if Towers Watson has difficulty in acquiring, overpays for, or is unable to acquire other businesses, its business may be materially adversely affected.
          Towers Watson’s growth will depend in part on its ability to make acquisitions. Towers Watson may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to it, on the proposed timetables, or at all. Towers Watson also will face additional risks related to acquisitions, including that it could overpay for acquired businesses and that any acquired business could significantly underperform relative to its expectations. If Towers Watson is unable to identify and successfully make acquisitions, its business could be materially adversely affected.
Towers Watson will face risks when it acquires businesses, and may have difficulty integrating or managing acquired businesses, which may harm Towers Watson’s business, financial condition, results of operations or reputation.
          Towers Watson may acquire other companies in the future.
          Towers Watson cannot be certain that its acquisitions will be accretive to earnings or otherwise meet its operational or strategic expectations. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses, and acquired businesses may not achieve the levels of revenue, profit or productivity Towers Watson anticipates or otherwise perform as Towers Watson expects. In addition, if the operating performance of an acquired business deteriorates significantly, Towers Watson may need to write down the value of the goodwill and other acquisition-related intangible assets recorded on its balance sheet.
          Towers Watson may be unable to effectively integrate an acquired business into its organization, and may not succeed in managing such acquired businesses or the larger company that results from such acquisitions. The process of integration of an acquired business may subject Towers Watson to a number of risks, including:
•	Diversion of management attention;

•	Amortization of intangible assets, adversely affecting Towers Watson’s reported results of operations;

•	Inability to retain the management, key personnel and other employees of the acquired business;

•	Inability to establish uniform standards, controls, systems, procedures and policies;

•	Inability to retain the acquired company’s clients;

•	Exposure to legal claims for activities of the acquired business prior to acquisition; and

•	Incurrence of additional expenses in connection with the integration process.
          If acquisitions are not successfully integrated, Towers Watson’s business, financial condition and results of operations could be materially adversely affected, as well as its professional reputation.
Damage to Towers Watson’s reputation could damage its businesses.
          Maintaining a positive reputation will be critical to Towers Watson’s ability to attract and maintain relationships with clients and employees. Damage to Towers Watson’s reputation could therefore cause significant harm to its business and prospects. Harm to Towers Watson’s reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory action, failing to deliver minimum standards of service and quality, compliance failures and unethical behavior. Negative publicity regarding Towers Watson, whether or not true, may also result in harm to Towers Watson’s prospects.
          Towers Watson could also suffer significant reputational harm if Towers Watson fails to properly identify and manage potential conflicts of interest. The failure or perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with Towers Watson, or give rise to litigation or enforcement actions. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to Towers Watson.
Towers Watson could be subject to claims arising from its work, as well as government inquiries and investigations, which could materially adversely affect Towers Watson’s reputation and business.
          Professional services providers, including those in the human capital and risk management sectors such as Towers Perrin and Watson Wyatt, are subject to claims by their clients. Clients who may become dissatisfied with Towers Watson’s services or clients and third parties who claim they suffered damages caused by Towers Watson’s services may bring lawsuits against Towers Watson. The nature of Towers Watson’s work, particularly its actuarial services, necessarily will involve the use of assumptions and the preparation of estimates relating to future and contingent events, the actual outcome of which Towers Watson cannot know in advance. Towers Watson’s actuarial services will also rely on substantial amounts of data provided by clients, the accuracy and quality of which Towers Watson cannot ensure. In addition, Towers Watson could make computational, software programming or data management errors in connection with the services it provides to clients.
          Clients may seek to hold Towers Watson responsible for the financial consequences of variances between assumptions and estimates and actual outcomes or for errors. For example, clients may make:
•	Claims that actuarial assumptions were unreasonable or that there were computational errors leading to pension plan underfunding or under-reserving for insurance claim liabilities;

•	Claims of failure to review adequately or detect deficiencies in data, which could lead to an underestimation of pension plan or insurance claim liabilities; and

•	Claims that employee benefit plan documents were misinterpreted or plan amendments were faulty, leading to unintended plan benefits or overpayments to beneficiaries.
          Given that Towers Watson frequently will work with large pension funds and insurance companies, relatively small percentage errors or variances can create significant financial variances and result in significant claims for unintended or unfunded liabilities. The risks from such variances or errors could be aggravated in an environment of declining pension fund asset values and insurance company capital levels. In almost all cases, Towers Watson’s exposure to liability with respect to a particular engagement will be substantially greater than the revenue opportunity that the engagement will generate for Towers Watson.
          In the case of liability for pension plan actuarial errors, a client’s claims might focus on the client’s alleged reliance that actuarial assumptions were reasonable and, based on such reliance, the client made benefit commitments the client may later claim are not affordable or funding decisions that result in plan underfunding if and when actual outcomes vary from actuarial assumptions.
          Defending lawsuits arising out of any of Towers Watson’s services could require substantial amounts of management attention, which could affect management’s focus on operations, adversely affect Towers Watson’s financial performance and result in increased insurance costs or a reduction in the amount of available insurance coverage. In addition to defense costs and liability exposure which may be significant, claims may produce negative publicity that could hurt Towers Watson’s reputation and business.
          Finally, Towers Watson may be subject to inquiries and investigations by federal, state or other governmental agencies regarding aspects of its business, especially regulated businesses such as its broker dealer and investment advisory services. Such inquiries or investigations may consume significant management time and result in significant legal fees.

Towers Watson’s reinsurance intermediary business could be subject to claims arising from its work, which could materially adversely affect Towers Watson’s reputation and business.
          Towers Watson’s reinsurance intermediary business may be subject to claims brought against it by clients or third parties. Clients are likely to assert claims if they fail to make full recoveries in respect of their own claims. If reinsurers with whom Towers Watson places business for its clients become insolvent or otherwise fail to make claims payments, this may also result in claims against Towers Watson.
          Towers Watson’s reinsurance business will assist its clients in placing reinsurance and handling related claims, which could involve substantial amounts of money. If Towers Watson’s work results in claims, claimants may seek large damage awards and defending these claims can involve potentially significant costs. Claims could, by way of example, arise as a result of Towers Watson’s reinsurance intermediaries failing to:
•	Place the reinsurance coverage requested by the client;

•	Report claims on a timely basis or as required by the reinsurance contract or program;

•	Communicate complete and accurate information to reinsurers relating to the risks being reinsured; or

•	Appropriately model or advise Towers Watson’s clients in relation to the extent and scope of reinsurance coverage that is advisable for a client’s needs.
          Moreover, Towers Perrin’s reinsurance intermediary contracts, generally do not limit the maximum liability to which Towers Perrin, as a subsidiary of Towers Watson, may be exposed for claims involving alleged errors or omissions.
Towers Watson may be engaged in providing services outside of the core human capital and risk management business currently conducted by Towers Perrin and Watson Wyatt, which may carry greater risk of liability.
          Towers Watson intends to continue to grow the business of providing professional services to institutional investors and financial services companies. The risk of claims from these lines of business may be greater than from Towers Watson’s core human capital and risk management business and claims may be for significant amounts. For example, Towers Watson may assist a pension plan to hedge its exposure to changes in interest rates. If the hedge does not perform as expected, Towers Watson could be exposed to claims. Contractual provisions intended to mitigate risk may not be enforceable.
Towers Watson’s business will face rapid technological change and Towers Watson’s failure to respond to this change quickly could materially adversely affect Towers Watson’s business.
          To remain competitive in Towers Watson’s practice areas, Towers Watson will have to identify and offer the most current technologies and methodologies. In some cases, significant technology choices and investments are required. If Towers Watson does not respond correctly, quickly or in a cost-effective manner, Towers Watson’s business and operating results might be harmed.
          The effort to gain technological expertise and develop new technologies in Towers Watson’s business may require Towers Watson to incur significant expenses and, in some cases, to implement these new technologies globally. If Towers Watson cannot offer new technologies as quickly or effectively as its competitors, Towers Watson could lose market share. Towers Watson also could lose market share if its competitors develop more cost-effective technologies than Towers Watson will offer or develop.
Limited protection of Towers Watson intellectual property could harm Towers Watson’s business.
Towers Watson cannot guarantee that trade secret, trademark and copyright law protections will be adequate to deter misappropriation of Towers Watson’s intellectual property (including its software, which may become an increasingly important part of Towers Watson’s business). Existing laws of some countries in which Towers Watson will provide services or products may offer only limited protection of its intellectual property rights. Redressing infringements may consume significant management time and financial resources. Also, Towers Watson may be unable to detect the unauthorized use of its intellectual property and take the necessary steps to enforce Towers Watson’s rights, which may have a material adverse impact on the business, financial condition or results of operations of Towers Watson.

Towers Watson could have liability or its reputation could be damaged if it does not protect client data or information systems or if its information systems are breached.
          Towers Watson will depend on information technology networks and systems to process, transmit and store electronic information and to communicate among its locations around the world and with its alliance partners and clients. Security breaches could lead to shutdowns or disruptions of Towers Watson’s systems and potential unauthorized disclosure of confidential information. Towers Watson will also be required at times to manage, utilize and store sensitive or confidential client or employee data. As a result, Towers Watson will be subject to numerous U.S. and foreign jurisdiction laws and regulations designed to protect this information, such as the European Union Directive on Data Protection and various U.S. federal and state laws governing the protection of health or other individually identifiable information. If any person, including any of Towers Watson’s employees, fails to comply with, disregards or intentionally breaches Towers Watson’s established controls with respect to such data or otherwise mismanages or misappropriates that data, Towers Watson could be subject to monetary damages, fines or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or employee data, whether through systems failure, accident, employee negligence, fraud or misappropriation, could damage Towers Watson’s reputation and cause it to lose clients. Similarly, unauthorized access to or through Towers Watson’s information systems or those it develops for its clients, whether by Towers Watson’s employees or third parties, could result in significant additional expenses (including expenses relating to notification of data security breaches and costs of credit monitoring services), negative publicity, legal liability and damage to Towers Watson’s reputation, as well as require substantial resources and effort of management, thereby diverting management’s focus and resources from business operations.
Insurance may become more difficult or expensive to obtain.
          The availability, terms and price of insurance (including, but not limited to, insurance for errors and omissions, directors and officers, and employment practices) are subject to many variables, including general insurance market conditions, loss experience in related industries and in the actuarial and benefits consulting industry, and the specific claims experience of an individual firm. Towers Watson will be subject to various regulatory requirements relating to insurance as well as client requirements. There can be no assurance that Towers Watson will be able to obtain insurance on terms comparable to those Towers Perrin or Watson Wyatt has obtained in the past, at cost effective rates or with reasonable claim retentions. Increases in the cost of insurance could affect Towers Watson’s profitability and the unavailability of insurance to cover certain risks could have a material adverse effect on Towers Watson’s financial condition or Towers Watson’s ability to transact business in certain geographies, particularly in any specific period.
Towers Watson and its subsidiaries could encounter significant obstacles securing primary insurance coverage for errors and omissions liability risks on favorable or acceptable terms.
Towers Perrin and Watson Wyatt currently obtain primary insurance for errors and omissions liability risks from a Vermont group captive insurance company known as Professional Consultants Insurance Company (which we refer to as “PCIC”). The current shareholders and insureds of PCIC are Towers Perrin, Watson Wyatt, and Milliman, Inc. While no decision has yet been made whether PCIC will continue to be the primary insurer, in the event the shareholders of PCIC determine that it should be placed into run-off mode (meaning PCIC continues to administer and pay existing claims, but does not write new insurance policies), which determination can be made by the shareholders at any time, Towers Watson will need to obtain primary insurance coverage in another manner, such as through a single-parent captive insurance company, from one or more commercial insurance providers or through a combination of these or other available alternatives. Alternatives to PCIC could result in different coverage terms, higher premiums and/or higher loss retentions or deductibles, than those Towers Perrin and Watson Wyatt have been able to obtain with PCIC as the primary issuer. Alternative insurance arrangements also could result in increased earnings volatility for Towers Watson. In addition, the unavailability at any future time of primary insurance coverage for errors and omissions liability risk due to future loss experience, market conditions or other factors could have a material adverse effect on Towers Watson’s financial condition or Towers Watson’s ability to transact business in certain geographies, particularly in any specific period.

Both Towers Perrin and Watson Wyatt have material pension liabilities that will be liabilities of Towers Watson following the merger, which liabilities can fluctuate significantly with changes in interest rates.
          Both Towers Perrin and Watson Wyatt have material pension liabilities, which will be assumed by Towers Watson at the effective time. Watson Wyatt’s projected benefit obligation at June 30, 2009 was $1.1 billion, of which $255.4 million represented unfunded pension liabilities. Towers Perrin’s projected benefit obligation at December 31, 2008 was $1.7 billion, of which, $455.8 million represented unfunded pension liabilities. Movements in the interest rate environment could have a material effect on the level of liabilities in these plans at any given time. These pension plans have minimum funding requirements that may require material amounts of periodic additional funding. Cash required to fund pension plans may have to be diverted from other corporate initiatives.
Towers Watson may not be able to obtain financing on favorable terms.
          The maintenance and growth of Towers Watson’s business will depend on its access to capital, which will depend in large part on cash flow generated by its business and the availability of equity and debt financing. There can be no assurance that Towers Watson’s operations will generate sufficient positive cash flow to finance all of Towers Watson’s capital needs or that Towers Watson will be able to obtain equity or debt financing on favorable terms or at all. Towers Watson expects to enter into a credit agreement with one or more lenders, to close contemporaneously with the merger’s closing providing for a revolving credit facility of up to $500 million. As discussed elsewhere in this document, during the first 12 months following the effective date, Towers Watson will have significant cash requirements arising from the redemption of Towers Watson Class R common stock and payment of principal and interest under the Towers Watson Notes, as well as one-time fees and expenses relating to the merger. Towers Watson intends to fund such commitments by drawing down on such facility, if necessary. There can be no assurance that Towers Watson will be able to enter into a credit agreement on favorable terms or at all. Recent distress in the global credit markets has adversely impacted the availability of credit. Towers Watson’s ability to enter into a credit agreement may be limited if market and general economic conditions continue to deteriorate or if Towers Watson is unable to meet certain closing conditions including the absence of a material adverse effect. If Towers Watson is unable to secure financing under a new credit agreement, it may incur fees to lenders under existing credit agreements with Towers Perrin and Watson Wyatt to obtain their consent to the merger.
Towers Watson intends to enter into a revolving credit facility, which will contain a number of restrictive covenants that may restrict Towers Watson’s operations.
          Towers Perrin and Watson Wyatt have entered into a commitment letter (the “Commitment Letter”) with Bank of America, N.A., PNC Bank, National Association and certain other parties with respect to a revolving credit facility of up to $500 million to be made available to Towers Watson following the closing of the merger (the “Senior Credit Facility”), as described at “Towers Perrin Proposal No. 1 and Watson Wyatt Proposal No. 1: The Merger Agreement — Senior Credit Facility”.
          Towers Perrin and Watson Wyatt expect the Towers Watson credit agreement will contain a number of customary restrictive covenants imposing operating and financial restrictions on Towers Watson and certain of its subsidiaries, including restrictions that may limit their ability to engage in acts that may be in Towers Watson’s long-term best interests. These covenants are likely to include, among others, limitations (and in some cases, prohibitions) that would, directly or indirectly, restrict Towers Watson’s ability to:
•	Incur liens or additional indebtedness (including guarantees or contingent obligations);

•	Engage in mergers and other fundamental changes;

•	Sell or otherwise dispose of property or assets;

•	Pay dividends and other distributions; and

•	Change the nature of its business.
          The credit agreement also is expected to contain financial covenants that would limit Towers Watson’s interest expense and total debt relative to EBIDTA.
          Any operating restrictions and financial covenants in Towers Watson’s credit agreement and any future financing agreements may limit Towers Watson’s ability to finance future operations or capital needs or to engage in other business activities. Towers Watson’s ability to comply with any financial covenants could be materially affected by events beyond its control, and there can be no assurance that it will satisfy any such requirements. If Towers Watson fails to comply with these covenants, Towers Watson may need to seek waivers or amendments of such covenants, seek alternative or additional sources of financing or reduce its expenditures. Towers Watson may be unable to obtain such waivers, amendments or alternative or additional financing at all, or on terms favorable to Towers Watson.
          The credit agreement is expected to specify several events of default, including non-payment, certain cross-defaults, certain bankruptcy events, covenant or representation breaches and certain changes in control. If an event of default occurs, the lenders under the credit agreement are expected to be able to elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. Towers Watson may not be able to repay all amounts due under the credit agreement in the event these amounts are declared due upon an event of default.
Risks Relating to an Investment in Towers Watson’s Securities
There has been no prior public market for Towers Watson Class A common stock.
          Before this offering, no public market existed for the Towers Watson Class A common stock. Towers Watson plans to apply to list the Towers Watson Class A common stock on the NYSE and on NASDAQ. However, an active public market for the Towers Watson Class A common stock may not develop or be sustained after the completion of the merger, which could affect the ability to sell, or depress the market price of, the Towers Watson Class A common stock. Towers Watson cannot predict the extent to which a trading market will develop or how liquid that market might become.
The market price of Towers Watson Class A common stock may decline if we do not achieve the anticipated benefits of the merger.
          The market price of Towers Watson Class A common stock may decline if, among other factors, the integration of the Towers Perrin and Watson Wyatt businesses is unsuccessful, the operational cost savings estimates are not realized or the transaction costs related to the merger are greater than expected. The market price of Towers Watson Class A common stock also may decline if we do not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts or if the effect of the merger on Towers Watson’s financial results is not consistent with the expectations of financial or industry analysts.
The stock price of Towers Watson Class A common stock may be volatile.
          The stock price of the Towers Watson Class A common stock may be volatile and subject to wide fluctuations. In addition, the trading volume of the Towers Watson Class A common stock may fluctuate and cause significant price variations to occur. Some of the factors that could cause fluctuations in the stock price or trading volume of the Towers Watson Class A common stock include:
•	General market and economic conditions, including market conditions in the human capital and risk and financial management consulting industries;

•	Actual or expected variations in quarterly operating results;

•	Differences between actual operating results and those expected by investors and analysts;

•	Changes in recommendations by securities analysts;

•	Operations and stock performance of competitors;

•	Accounting charges, including charges relating to the impairment of goodwill;

•	Significant acquisitions or strategic alliances by Towers Watson or by competitors;

•	Sales of the Towers Watson Class A common stock, including sales by Towers Watson’s directors and officers or significant investors;

•	Recruitment or departure of key personnel;

•	Loss of key clients; and

•	Changes in reserves for professional liability claims.
          We cannot assure you that the stock price of the Towers Watson Class A common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to Towers Watson’s performance.

Shares of Towers Watson common stock eligible for public sale after completion of the merger could adversely affect the stock price.
          Immediately at the effective time, Towers Perrin security holders will be entitled to receive, in the aggregate, 50% of Towers Watson’s voting common stock then outstanding. These shares will be subject to various restrictions following the effective time as described more fully in this document. See “The Merger Agreement — Vesting, Forfeiture, Transfer and Reallocation Provisions”. For example, shares of Towers Watson Class B common stock will automatically convert into freely tradable Towers Watson Class A common stock in equal annual installments over four years from the effective time. In addition, transfer restrictions on shares of Towers Watson restricted Class A common stock to be received by a holder of Towers Perrin RSUs will lapse over the course of a three-year vesting schedule (or such other vesting schedule as may be set forth in the holder’s Towers Perrin RSU award agreement). For a hypothetical example showing the timing and volume of shares that will become available for sale in the public market following the merger, see “Description of Towers Watson’s Common Stock — Capital Stock — Lapsing of Transfer Restrictions”. The sales or potential sales of a substantial number of shares of Towers Watson Class A common stock in the public market after the Towers Watson Class B common stock converts or shares of Towers Watson restricted Class A common stock vest could depress the market price of Towers Watson Class A common stock at such time and could then impair the ability of Towers Watson to raise capital through the sale of additional securities.
Shares of Towers Watson common stock received by Towers Perrin security holders in the merger are subject to, among other things, restrictions on transfer, which may prevent their holders from realizing gains or minimizing losses during certain time periods.
          As discussed elsewhere in this document, shares of Towers Watson common stock received by Towers Perrin security holders in the merger may not be sold or transferred for a period of time, except in limited circumstances, following the effective time. For a description of these transfer and other restrictions, and the circumstances in which they lapse or are removed, see “The Merger Agreement — Vesting, Forfeiture, Transfer and Reallocation Provisions”.
          During the duration of these restrictions, Towers Perrin security holders will be precluded from realizing any gains or minimizing losses from the increase or decrease in the market price of the shares of Towers Watson Class A common stock.
Towers Watson has not yet determined its dividend policy and may not pay dividends.
          Towers Watson has not yet determined its dividend policy. Any determination to pay dividends in the future will be at the discretion of the Towers Watson board of directors and will depend upon Towers Watson’s results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, rule or regulation, business and investment strategy, and other factors that the Towers Watson board of directors deems relevant. Although Watson Wyatt has historically paid quarterly dividends to its stockholders, the Towers Watson board of directors may determine not to pay periodic or other dividends to holders of Towers Watson common stock. If Towers Watson does not pay dividends, then the return on an investment in its common stock will depend entirely upon any future appreciation in its stock price. There is no guarantee that Towers Watson’s common stock will appreciate in value or maintain its value.
There will be no trading market for the Towers Watson Class B common stock or the Towers Watson Notes.
          None of the Towers Watson Class B common stock or Towers Watson Notes will be listed on any securities exchange or included in any automated quotation system and no trading market for such classes of common stock or the Towers Watson Notes is expected to develop. The transfer of the Towers Watson Class B common stock will be restricted under Towers Watson’s governing documents and the transfer of the Towers Watson Notes will be restricted under the indenture governing the Towers Watson Notes (we refer to this indenture, a form of which is attached to this document as Annex F, as the “Towers Watson Notes Indenture”). As a result of these restrictions, holders of such securities will not be able to dispose of such securities other than in the limited circumstances described in “The Merger Agreement — Vesting, Forfeiture, Transfer and Reallocation Provisions”.

The right to receive payment on the Towers Watson Notes will be subordinate to Towers Watson’s obligations to its senior creditors and will be effectively subordinated to the existing and future debt and other liabilities of Towers Watson’s subsidiaries to the extent of the assets of such subsidiaries.
          The Towers Watson Notes will rank junior to Towers Watson’s obligations to its senior creditors, which are expected to generally include all of its third-party creditors other than trade creditors. All payments on the Towers Watson Notes will be blocked in the event of a payment default to senior creditors or a default that entitles lenders to accelerate the maturity of such debt. In addition, the terms of the Towers Watson Notes do not limit the amount of additional indebtedness Towers Watson can create, incur, assume or guarantee in the future. In the event of a distribution of Towers Watson’s assets upon any insolvency, dissolution or reorganization, the payment of principal and interest to its senior creditors will have priority over the payment of principal and interest on the Towers Watson Notes. Towers Watson may not have sufficient assets remaining to pay amounts due on of the Towers Watson Notes after it has paid principal and interest to its senior creditors.
          Further, the Towers Watson Notes will be effectively subordinated to the liabilities of Towers Watson’s subsidiaries, following the effective time, including Towers Perrin and Watson Wyatt. Any right of Towers Watson to receive the assets of any of its subsidiaries upon a subsidiary’s insolvency, dissolution or reorganization, and the dependant right of holders of the Towers Watson Notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary.
Towers Watson may not have sufficient cash to pay the Towers Watson Notes.
Towers Watson will conduct substantially all of its business following the effective time through operating subsidiaries, including Towers Perrin and Watson Wyatt. Accordingly, Towers Watson’s ability to repay the Towers Watson Notes will depend on the earnings of and distribution of funds from Towers Perrin and Watson Wyatt. Each of these subsidiaries will be distinct legal entities and, under certain circumstances, legal and contractual restrictions may limit Towers Watson’s ability to obtain cash from them. If Towers Watson does not have sufficient cash to repay the Towers Watson Notes for any reason, it will be forced to take actions such as revising or delaying strategic plans, reducing or delaying capital expenditures, selling assets, restructuring or refinancing debt or seeking additional equity capital. Towers Watson may not be able to effect any of these remedies on satisfactory terms, or at all.
The Towers Watson Notes will not require Towers Watson to achieve or maintain minimum financial results, refrain from incurring additional debt or limit its ability to take specified actions. The lack of any of these provisions could negatively impact holders of the Towers Watson Notes.
          The terms of the Towers Watson Notes Indenture will not require Towers Watson to achieve or maintain any minimum financial results relating to its financial position or results of operations. In addition, the Towers Watson Notes Indenture will not contain any operating covenants, restrict Towers Watson from incurring additional debt that is senior to, or pari passu with, the rights of the holders of the Towers Watson Notes to receive payment or restrict Towers Watson from paying dividends, incurring liens or repurchasing any of its indebtedness or capital stock. Towers Watson will not be required to redeem the Towers Watson Notes in the event Towers Watson undergoes a change of control. Towers Watson’s ability to take any of these actions could diminish its ability to repay the Towers Watson Notes when due.
If Towers Watson is not able to implement any recommended improvements in its internal control over financial reporting or favorably assess the effectiveness of its internal control over financial reporting, or if its independent registered public accounting firm is not able to provide an unqualified attestation report on the effectiveness of Towers Watson’s internal control over financial reporting, the stock price for Towers Watson Class A common stock could be materially adversely affected.
          If Towers Watson’s internal control over financial reporting is not effective, the reliability of Towers Watson’s financial statements could be impaired. After the merger, Towers Watson expects to devote considerable resources, including management’s time and other internal resources, to a continuing effort to comply with regulatory requirements relating to internal control and the preparation of financial statements, including implementing any changes recommended by Towers Watson’s independent registered public accounting firm. In particular, these efforts will focus on Towers Perrin and its subsidiaries, which have not previously been subject to the requirements of Section 404 or 302 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC. Towers Watson will be required to certify to and report on, and its independent registered public accounting firm will be required to attest to, the effectiveness of Towers Watson’s internal control over financial reporting on an annual basis after completion of the merger. If Towers Watson cannot favorably assess the effectiveness of its internal control over financial reporting, or if Towers Watson’s independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of Towers Watson’s internal control over financial reporting, investor confidence and, in turn, the market price of the Towers Watson Class A common stock could be materially adversely affected.
          During preparation of Towers Perrin’s financial statements for the year ended December 31, 2008, Towers Perrin identified a material weakness relating to the financial system applications used for accounting and accounts receivable and the processes surrounding the use of these systems. Specifically, Towers Perrin concluded that the financial system applications used for accounting and accounts receivable and the processes surrounding the use of these systems did not include adequately designed internal controls to ensure the appropriate foreign currency translation and remeasurement of accounts receivable. During the first quarter of 2009, Towers Perrin’s management implemented new controls to address this material weakness. As of the date of this document, Towers Perrin’s management has not conducted testing of the operating effectiveness of those new controls and procedures.
          There can be no assurance that Towers Watson will be able to implement and maintain any recommended improvements in Towers Watson’s controls over its financial reporting. Any failure to do so could cause the reliability of Towers Watson’s financial statements to be impaired and could also cause Towers Watson to fail to meet its reporting obligations under applicable law, either of which could cause investor confidence and, in turn, the market price of the Towers Watson Class A common stock, to be materially adversely affected.
Towers Watson will have various mechanisms in place that could prevent a change in control that a stockholder might favor.
          Towers Watson’s certificate of incorporation and bylaws will contain provisions that might discourage, delay or prevent a change in control that a stockholder might favor. Towers Watson’s certificate of incorporation or bylaws will:
•	Authorize the issuance of preferred stock without fixed characteristics, which could be issued by Towers Watson’s board of directors pursuant to a shareholder rights plan and deter a takeover attempt;

•	Provide that only the Chief Executive Officer, President or board of directors may call a special meeting of stockholders;

•	Limit business at special stockholder meetings to such business as is brought before the meeting by or at the direction of Towers Watson’s board of directors;

•	Prohibit stockholder action by written consent, and require all stockholder actions to be taken at an annual or special meeting of the stockholders;

•	Provide Towers Watson’s board of directors with exclusive power to change the number of directors;

•	Provide that all vacancies on Towers Watson’s board of directors, including new directorships, may only be filled by a resolution adopted by a majority of the directors then in office;

•	Not opt out of Section 203 of the Delaware General Corporation Law, which prohibits business combinations between a corporation and any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder;

•	Require a super-majority vote for the stockholders to amend Towers Watson’s bylaws; and

•	Prohibit any stockholder from presenting a proposal or director nomination at an annual stockholders’ meeting unless such stockholder provides Towers Watson with sufficient advance notice.